Banco Bradesco S.A.
			Exhibit 6.1

Earnings per share		December 31,
	2014	2013	2012
Weighted average number of preferred shares outstanding (in shares)	2,095,584,207	2,096,606,848	2,098,472,511
10% right for preferred shares	209,558,421	209,660,685	209,847,251
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	2,305,142,628	2,306,267,533	2,308,319,762
Weighted average number of common shares outstanding (in shares)	2,100,738,519	2,100,738,519	2,100,833,147
Total weighted average number of shares outstanding (in shares) (A)	4,405,881,147	4,407,006,053	4,409,152,909
Net income attributable to controlling shareholders (in thousands of reais) (B)	R$ 15,314,943	R$ 12,395,920	R$ 11,291,570
EPS for common shares (B)/(A) = (C)	R$ 3.48	R$ 2.81	R$ 2.56
EPS for preferred shares (C) +10%	R$ 3.82	R$ 3.09	R$ 2.82